Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

JCorriero@stradley.com
215.564.8528

November 10, 2020

Via EDGAR Transmission
Ms. Valerie Lithotomos
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	TrimTabs ETF Trust (the “Trust”) File Nos. 333-198603 and 811-22995

Dear Ms. Lithotomos:

I am writing in response to comments you provided to me during a telephone conversation on September 15, 2020, to Post-Effective Amendment No. 42, Amendment No. 43, to the Trust’s Registration Statement (the “Amendment”), which was filed pursuant to Rule 485(a)(2) under the Securities Act of 1933 (the “Securities Act”) on August 14, 2020, to register shares of the TrimTabs Donoghue Forlines Risk Managed Innovation ETF (the “Innovation ETF”) and the TrimTabs Donoghue Forlines Tactical High Yield ETF (the “High Yield ETF,” and together with the Innovation ETF, the “Funds” and, each, a “Fund”), each a series of the Trust.  We will respond in the form of a post-effective amendment filed pursuant to Rule 485(b) under the Securities Act prior to or upon the Funds’ effectiveness.  I have reproduced your comments below, followed by our responses.  Any capitalized terms which are not defined herein have the same meaning as in the Amendment.

1.	Please provide supplementally the completed fee tables and expense examples for the Funds.

RESPONSE: The completed fee tables and expense examples for the Funds are provided below:

Innovation ETF:

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):

Management Fee[1]	0.69%
Other Expenses[2]	0.00%
Acquired Fund Fees and Expenses[2]	0.00%
Total Annual Fund Operating Expenses	0.69%

1.   The management fee is structured as a “unified fee,” pursuant to which the Fund’s investment adviser pays all expenses of the Fund, except for the management fee, payments under the Fund’s Rule 12b-1 plan, brokerage expenses, acquired fund fees and expenses, taxes, interest (including borrowing costs and dividend expenses on securities sold short), litigation expenses and other extraordinary expenses (including litigation to which the Trust or the Fund may be a party and indemnification of the Trustees and officers with respect thereto).

2.   “Other Expenses” and “Acquired Fund Fees and Expenses” are based on estimated amounts for the current fiscal year.

Example

The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that you invest $10,000 for the time periods indicated and then redeem all of your Shares at the end of those periods. The example also assumes that the Fund provides a return of 5% a year and that operating expenses remain the same. The example does not reflect any brokerage commissions that you may pay on purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

One Year	Three Years
$70	$221

High Yield ETF:

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):

Management Fee[1]	0.69%
Other Expenses[2]	0.00%
Acquired Fund Fees and Expenses[2]	0.26%
Total Annual Fund Operating Expenses	0.95%

1.
The management fee is structured as a “unified fee,” pursuant to which the Fund’s investment adviser pays all expenses of the Fund, except for the management fee, payments under the Fund’s Rule 12b-1 plan, brokerage expenses, acquired fund fees and expenses, taxes, interest (including borrowing costs and dividend expenses on securities sold short), litigation expenses and other extraordinary expenses (including litigation to which the Trust or the Fund may be a party and indemnification of the Trustees and officers with respect thereto).

2.	“Other Expenses” and “Acquired Fund Fees and Expenses” are based on estimated amounts for the current fiscal year.

Example

The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that you invest $10,000 for the time periods indicated and then redeem all of your Shares at the end of those periods. The example also assumes that the Fund provides a return of 5% a year and that operating expenses remain the same. The example does not reflect any brokerage commissions that you may pay on purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

One Year	Three Years
$97	$303

2.	Please provide the staff with copies of the methodologies for the Funds’ underlying indices (each, an “Underlying Index” and, together, the “Underlying Indices”).

RESPONSE: The index methodology for each Underlying Index will be provided under separate cover.

3.
In the “Principal Investment Strategies” section of the Innovation ETF’s Fund Summary, please revise the phrase “quality of earnings” to be in plain English.  In addition, please confirm that the Innovation ETF’s Underlying Index utilizes a rules-based strategy.

RESPONSE: The reference to “quality of earnings” will be revised as follows:

Each security eligible for inclusion is then scored based on the following components of the company issuing the security (the “FCF Innovation Score”), which is intended to be representative of a company’s free cash flow and innovation: (i) quality of earnings (i.e., a metric that determines the proportion of income attributable to the cash flow activities of a company); (ii) profits generated from R&D; (iii) degree of R&D investment relative to total assets; (iv) assets turnover; and (v) financial leverage.

In addition, the Trust confirms that the Innovation ETF’s Underlying Index utilizes a rules-based strategy.

4.
The “Principal Investment Strategies” section for each Fund states that the sub-adviser may engage in active and frequent trading of portfolio securities to achieve each Fund’s investment objective.  Please include corresponding risk disclosure.

RESPONSE: The Trust confirms that corresponding risk disclosure is already included under the heading “Active and Frequent Trading Risk” in each Fund’s “Principal Risks” section.

5.	Please describe in more detail the specific derivatives and other instruments in which the Funds intend to invest and disclose their attendant risks (see letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010 (the “ICI Letter”)).

RESPONSE: The Trust has reviewed all of the Prospectus derivatives-related disclosure in light of the comment above.  The Trust believes that the current disclosure provides the specific uses and risks regarding derivatives in which the Fund will invest in accordance with the ICI Letter.  For additional clarity, however, the Trust will add some general derivatives risk disclosure to each Fund’s “Principal Risks” section in addition to discussing the risks specific to investments in futures contracts.

6.	To the extent the index provider lacks experience as an index provider, please consider disclosing this inexperience and the associated risks.

RESPONSE: The Underlying Index is sponsored and maintained by TTAM, LLC (“TTAM”), an affiliate of the Funds’ investment adviser, TrimTabs Asset Management, LLC. TTAM currently sponsors and maintains over 200 separate index strategies. In addition, TTAM has engaged an experienced and independent third-party index calculation agent to calculate each Underlying Index. The risks associated with calculating and compiling data for each Underlying Index are also discussed in “Index Calculation Risk” in the “Principal Risks” section of the prospectus for each Fund. Accordingly, the Trust does not believe that any additional risk disclosures are required.

7.	Consider adding a passive investment risk factor to each Fund’s “Principal Risks” section.

RESPONSE: The Trust confirms that the risks associated with each Fund operating as an index-based fund are already included under the headings “Index-Based Strategy Risk,” “Index Correlation Risk” and “Index Calculation Risk” in each Fund’s “Principal Risks” section.

8.	Please add disclosure to the “Active and Frequent Trading Risk” discussing the tax implications associated with engaging in such a strategy.

RESPONSE: The Trust will revise “Active and Frequent Trading Risk” as follows:

Active and Frequent Trading Risk. Active and frequent trading of portfolio securities may result in increased transaction costs to the Fund, including brokerage commissions, dealer mark-ups and other transaction costs on the sale of the securities and on reinvestment in other securities, and may also result in higher taxes if Shares are held in a taxable account.

9.	Please complete all missing information in the Registration Statement.

RESPONSE: The Trust confirms that all outstanding information will be completed in the next filed post-effective amendment for each Fund.

8.	Please consider adding cyber security risk disclosure to the Registration Statement. If the Trust does not believe this disclosure is necessary, please explain why.

RESPONSE: The Trust confirms that “Cyber Security Risk” disclosure is already included in the Funds’ Statement of Additional Information.

* * *

Thank you for your comments.  Please feel free to contact me at 215-564-8528 or, in my absence, Fabio Battaglia at 215-564-8077, if you have any additional questions or comments.

Very truly yours, /s/ Joel D. Corriero Joel D. Corriero